SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

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SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Tor F. Johansen President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated November 13, 2003.	4

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PRESS RELEASE

November 13, 2003

Arnulf V. Arnøy new Head of Export Lending at Eksportfinans ASA

Executive Vice President Arnulf V. Arnøy has been appointed new Head of Export Lending at Eksportfinans. He also continues being responsible for Corporate Strategies.

Arnulf Arnøy was born in Trondheim in 1956 and has a business degree from the Norwegian School of Business, BI. He has held several different positions in Eksportfinans since 1991. For the last four years he has headed Strategy, Communications and Systems. Mr. Arnøy has previously worked at Christiania Bank (now Nordea) and Norsk Hydro. He is also Vice Chairman to the Board of Kommunekreditt Norge AS, the wholly owned subsidiary of Eksportfinans providing financing to the municipal sector in Norway.

Arnulf Arnøy succeeds Ole-Jacob Lund as Head of Export Lending. Mr. Lund is to take over responsibility for a newly established unit at Eksportfinans consisting of Loan Administration, Back Office and IT Systems. Both Arnulf Arnøy and Ole-Jacob Lund will report directly to the President and CEO, Tor F. Johansen.

Ole-Jacob Lund was born in Oslo in 1953, and holds a business degree from the Norwegian Business School Handelsakademiet. He has been with Eksportfinans since 1979, and has headed the Export Lending department since 1989.

Contact persons:
President and CEO Tor F. Johansen, +47 22 01 22 01
Head of Communications Elise Lindbaek, +47 22 01 22 64, +47 90 51 82 50

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